Filed by Exelon Corporation

(Commission File No. 1-16169)

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Constellation Energy Group, Inc.

(Commission File No. 1-12869)

The following is a transcript of a video of a discussion of post-merger integration issues by the Exelon and Constellation integration team leaders that was made available to employees of Exelon on June 15, 2011.

EXELON

CONSTELLATION ENERGY

INTEGRATION

INFORMATION

Integration Kickoff

Part 3

Steve Woerner, Chief Integration Officer, Constellation

Ron DeGregorio, Chief Integration Officer, Exelon

Transcribed by:

Robin C. Comotto, Notary Public

(Recording begins.)

[Question posed: Are we still competitors?]

MR. WOERNER: We must remain as if we are competitors because we are competitors, up until the deal is actually closed. So that means, more specifically, we have the Power Team business within Exelon, we have Constellation’s wholesale/retail trading operation. Today, they are competitors. They should stay competitors until we actually close the deal.

MR. DEGREGORIO: You folks that are doing integration planning, you’re in special roles. You are allowed to work together right now, whereas our businesses need to stay separate for anti-trust reasons.

MR. WOERNER: At certain points, later in the process, we’ll want to get into a level of joint design and we’ll have to do so carefully, within certain legal safeguards to insure that we maintain a competitive environment.

[Question posed: What can employees do to encourage success?]

MR. DEGREGORIO: One of our success measures is how well our employees feel, in terms of communication, as we go through this process. People are going to want to hear about decisions when they’re made. We’re going to try to communicate that well. So I think one thing they can do is stay tuned to those communication vehicles. They’ll be internet site information, media, print media. Stay in tune. But ask questions about it. Get involved.

As we go along in this process, there will be more and more opportunities for people to get involved. And so volunteering themselves through their supervision to get involved in some of the activities, I think, is something that they could do.

MR. WOERNER: In addition to that, let’s not minimize the complexity of running our existing operations with a large number of people being pulled out to do integration planning. That’s a significant burden on those that are left to run the organization, as effectively and deliver on their plan results, as effectively as if all those folks were there to help them. They’re not. And so it’s not a question of it’s a privilege to be selected for this. We have placed a great amount of responsibility on both sets of employees and leaders to deliver on the plan and deliver on the implementation.

[Question posed: What are the people like?]

MR. WOERNER: So one of the general questions that people ask is “What are the people like?” And I can honestly say I had great interactions with every single Exelon person that I’ve met. Each person is interested in understanding more about my background, who am I, where do I live, a little bit about me — same as I am with them. In addition to that, they know their stuff. So we’ve got a quality team, both on the

Constellation and the Exelon side, and I believe we will be well-equipped to staff the new organization with the collective talent that’s involved.

MR. DEGREGORIO: One of the things that’s really exciting for me — I’m a Philadelphia guy with a Chicago-based headquartered company, but I’ve always felt that Exelon, since the merger with PECO and ComEd, Exelon always had a Philadelphia presence. And so now we’re down in Baltimore, I’m down in Baltimore a lot, and really enjoying it, and I’m really excited and jazzed up about Baltimore now being a third city that Exelon can have as a home city.

MR. WOERNER: (Nods head in agreement.)

(Recording ends.)

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